EXHIBIT 12



                 THE BLACK & DECKER CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                       (Millions of Dollars Except Ratios)


                                          Three Months Ended    Six Months Ended
                                                July 1, 2001        July 1, 2001
                                          ------------------    ----------------

EARNINGS:

Earnings before income taxes                       $   59.6            $  106.9

Share of equity income of 50%-or-less
   owned affiliates, net of distributed
   income                                              (3.0)               (8.3)

Interest expense                                       31.5                66.1

Dividends on subsidiary preferred shares                2.6                 5.3

Portion of rent expense representative
   of an interest factor                                6.9                13.8
                                                   --------            --------
Adjusted earnings before taxes and fixed
   charges                                         $   97.6            $  183.8
                                                   ========            ========


FIXED CHARGES:

Interest expense                                   $   31.5            $   66.1

Dividends on subsidiary preferred shares                2.6                 5.3

Portion of rent expense representative
   of an interest factor                                6.9                13.8
                                                   --------            --------
Total fixed charges                                $   41.0            $   85.2
                                                   ========            ========

RATIO OF EARNINGS TO FIXED CHARGES                      2.4                 2.2
                                                   ========            ========